SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                        RYANAIR ON TOP OF THE WORLD

            BEST PUNCTUALITY, FEWEST LOST BAGS, FEWEST CANCELLATIONS


Ryanair, Europe's largest low fares airline, today (Friday, 30th November 2007) welcomed the release of the Association of European Airlines' latest consumer report, which again demonstrates that the high fare, fuel surcharging airlines can't match Ryanair's punctuality and customer service.

These statistics show that airlines which like to talk service simply don't deliver it. Four out of ten British Airways flights are delayed, compared to just 1 in 10 with Ryanair, while your bag is now nearly 40 times more likely to go missing if you are travelling with British Airways.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "The high fare airlines can't match Ryanair's guaranteed low fares and as these statistics prove, they can't compete with our customer service either. Ryanair is Europe's undisputed champion for customer service, delivering our passengers to their destination on-time and for the lowest fares guaranteed."


     Airline         Punctuality  Missing bags per 1,000    % Completions
                                  pax
1    Ryanair                87%                      0.8          99.8
2    Lufthansa              84%                     16.6          99.3
3    Air France             83%                     18.8          99.1
4    Aer Lingus*            73%
5    Easyjet*               72%
6    Alitalia               71%                     27.6          98.3
7    British                59%                     30.0          98.5
     Airways



 *Aer Lingus and Easyjet refuse to publish any information about lost bags and cancellations.

Source: Ryanair, Easyjet, Aer Lingus and AEA published statistics July-Sept 2007


Ends.                                    Friday, 30th November 2007

For information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 November, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director